Exhibit 99.1

Banco de Galicia y Buenos Aires S.A.

January 13, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To whom it may concern:

We are writing to inform you that pursuant to the framework defined by the Basilea’s Supervisory Banking Committee, the Banco Central de la República Argentina notified Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) on January 13, 2015, that Banco Galicia will be considered for all purposes as a local financial institution systemically important (D-SIBs).

Yours faithfully,

Patricia Lastiry
Attorney- in-fact Banco de Galicia y Buenos Aires S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.